Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On February 9, 2010, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC10-47

February 9, 2010

To:          CBOE Members

From:      Alan J. Dean

Chief Financial Officer

Re:          Three Months and Year Ended December 31, 2009 Unaudited Financial Statements

For the quarter ended December 31, 2009, Chicago Board Options Exchange (CBOE) reported total operating revenues of $120.8 million, an increase of $17.9 million, or 17 percent, from the fourth quarter of 2008.  Operating income for the fourth-quarter 2009 was $57.7 million, up $20.3 million, or 54 percent, from $37.4 million in the prior year period.

CBOE’s financial results for the fourth quarter and year ended December 31, 2009, included the recognition of $24.1 million of access fees for temporary memberships that had been deferred pending the final, non-appealable resolution of the exercise right litigation.  These access fees represent fees assessed and collected in 2007 and 2008 from temporary memberships.  Final resolution of the litigation was reached on December 2, 2009.

Fourth-quarter and full-year 2009 financial results also included a charge of $2.1 million related to the settlement of appeals in the exercise right litigation.

For the full-year 2009, CBOE reported total operating revenues of $426.1 million, a 2 percent increase compared with 2008.  Operating income and net income for the year were $178.6 million and $106.6 million, representing declines of 5 percent and 8 percent, respectively, when compared with 2008’s record financial results.

Financial Summary	Three Months Ended December 31				Year Ended December 31
(in thousands)	2009	2008	Chg	% chg	2009	2008	Chg	% chg
Total Operating Revenues	$120,833	$102,918	$17,915	17%	$426,082	$416,783	$9,299	2%
Total Operating Expenses	63,152	65,525	-2,373	-4%	247,497	229,473	18,024	8%
Operating Income	57,681	37,393	20,288	54%	178,585	187,310	-8,725	-5%
Operating Margin	47.7%	36.3%	11.4 pts	—	41.9%	44.9%	-3.0 pts	—
Net Income	$35,010	$22,591	$12,419	55%	$106,557	$115,288	$-8,731	-8%
Options Contracts Per Day	4,342	4,590	-248	-5%	4,503	4,717	-214	-5%

Review of Fourth-Quarter 2009 Financial Results Compared with Fourth-Quarter 2008

Analysis of Operating Revenues for Fourth-Quarter 2009 Versus Fourth-Quarter 2008

Total operating revenues for the 2009 fourth quarter increased $17.9 million, or 17 percent, from the same period in 2008, primarily as a result of higher revenue from access fees and regulatory fees, partially offset by lower transaction fees.  Following is a summary of the primary variances in total operating revenues for the quarter:

•                  Access fees, previously included in other member fees, increased $25.3 million compared with the fourth quarter of 2008. This increase was mainly due to the recognition of $24.1 million of access fees assessed and collected in 2007 and 2008 for temporary memberships.  These fees were recorded as deferred revenue, pending the final, non-appealable resolution of the exercise right litigation.  In the fourth-quarter 2009, CBOE also reported $2.5 million of access fees for temporary memberships for that period.  There was no access fee revenue recognized for temporary memberships prior to 2009.  The increase in temporary membership fees was offset somewhat by a $1.3-million decrease in net revenue from interim trading permits, resulting from payments made by CBOE to compensate members for unleased memberships in accordance with the Interim Trading Permit Program.

•                  Regulatory fees increased $1.6 million versus last year’s fourth quarter, primarily due to a change in CBOE’s regulatory fee structure.  In the third quarter of 2008, CBOE eliminated its registered representative fee, which led to a decrease in regulatory fees.  This fee was replaced with an options regulatory fee effective March 1, 2009.

•                  Transaction fees decreased $8.4 million due to a 5-percent decline in trading volume and a 5-percent decrease in the average transaction fee per contract.  Total options contracts traded at CBOE for the quarter were 277.9 million compared with 293.8 million in last year’s fourth quarter.  CBOE’s total average options contracts traded per day for the fourth quarter fell to 4.34 million versus last year’s average of 4.59 million.  The average total transaction fee per contract was $0.278, down from $0.292 in the fourth quarter of 2008.  This decrease reflects a shift in the volume mix, with a lower percentage of CBOE’s total volume coming from its higher-margin product categories.  The lower average transaction fee per contract also reflects the impact of fee waivers implemented for certain transactions in response to competitive fee changes.

Expense Analysis for Fourth-Quarter 2009 Versus Fourth-Quarter 2008

Total operating expenses were $63.2 million in the fourth quarter of 2009, a decrease of $2.4 million, or 4 percent, compared with $65.5 million in the fourth quarter of 2008.  The following summarizes the key factors contributing to the decrease in operating expenses for the quarter:

•                  Employee costs decreased $5.5 million mainly due to lower expenses accrued for 2009 employee incentive awards, primarily resulting from lower earnings in 2009 compared with 2008.

•      Data processing expenses declined $1.7 million, primarily as a result of lower expenses related to software licenses.

•                  Trading volume incentives increased $3.5 million in the quarter due to higher costs for a linkage program and a liquidity provider program.  The linkage program represents the expense paid by CBOE for routing customer orders to other exchanges.  The liquidity provider program provides incentives to market participants for executing orders at CBOE as opposed to routing to away markets.

•                  CBOE recognized $2.1 million of expense in the fourth quarter of 2009 relating to the settlement of the exercise right appeals.

CBOE reported operating income of $57.7 million for the quarter, an increase of $20.3 million from the prior year.  The resulting operating margin, representing operating income as a percentage of total operating revenues, was 47.7 percent versus 36.3 percent in the fourth quarter of 2008.

Other Income/(Expense)

Other income and expense represents activities incurred outside of CBOE’s core operations that are considered non-operating.  These activities primarily include investing of excess cash, financing activities and investments in other business ventures.  For the fourth quarter of 2009, CBOE reported other expense of $0.1 million compared with revenue of $0.8 million in last year’s fourth quarter.  This change primarily resulted from a $0.6 million decrease in investment income due to lower yields realized on a higher level of invested cash and a $0.2 million increase in borrowing costs, which relates to CBOE’s credit facility.

Net income for the fourth quarter increased 55 percent to $35.0 million from $22.6 million in last year’s fourth quarter, resulting from the factors noted above.

Overview of Financial Results for the Year 2009

Total operating revenues for the year ended December 31, 2009, increased $9.3 million, or 2 percent compared with last year’s record operating revenues.  This increase primarily resulted from higher access fees and regulatory fees, which were up $39.4 million and $4.2 million, respectively.  These increases were partially offset by decreases in volume-related transaction fees of $29.3 million, other revenue of $2.6 million and exchange services of $1.8 million.

The increase in access fees for the year is primarily attributed to $38.3 million of incremental revenue realized from temporary membership fees, $24.1 million of which is related to prior-year fees that were being deferred pending the final, non-appealable resolution of the exercise right litigation.

Total options trading volume for the year declined 5 percent to 1.13 billion contracts from 1.19 billion contracts a year ago.  CBOE’s average daily trading volume in options was 4.50 million contracts, down 5 percent versus 4.72 million contracts in 2008.  The total average transaction fee per contract was $0.277 for the 2009 year, a 4-percent decline from $0.288 for 2008.

Total operating expenses for the year ended 2009 increased $18.0 million, or 8 percent, to $247.5 million, compared with the prior year.  This increase primarily resulted from the net effect of the following:

•      trading volume incentives were up $13.2 million;

•      outside services increased by $3.4 million mainly due to higher legal expenses;

•      the exercise right appeal settlement contributed $2.1 million of additional expense;

•      depreciation and amortization increased by $1.9 million; and

•      royalty fees decreased by $2.2 million, reflecting lower trading volume in licensed products.

Operating income for the year ended December 31, 2009 was $178.6 million, a decrease of $8.7 million, or 5 percent.  The resulting operating margin for 2009 was 41.9 percent compared with 44.9 percent for 2008.

CBOE reported net income of $106.6 million, a decrease of $8.7 million, or 8 percent, from 2008’s record net income of $115.3 million.

Review of Balance Sheets and Liquidity Position

At December 31, 2009, CBOE had $383.7 million of available cash and cash equivalents on its balance sheet and no outstanding debt.  There were no funds in restricted cash at year-end 2009 because the restrictions related to cash received for access fees was released, based upon the final, non-appealable resolution of the exercise right litigation.

Working capital, defined as current assets minus current liabilities, was $75.0 million as of December 31, 2009, a decrease of $264.3 million and $195.3 million compared with working capital at September 30, 2009 and December 31, 2008, respectively.  The decrease in working capital from September 2009 primarily reflects the recognition of $303.0 million for amounts payable relating to the exercise right litigation, including the settlement with the appellants.  This amount is included in the $305.7 million settlement payable on CBOE’s consolidated balance sheet at December 2009.  CBOE has adequate resources to fund the settlement payable, including its cash reserves and the ability to borrow against its $150 million credit facility.

Cash provided by operations was $16.4 million for the fourth quarter and $112.8 million for the year 2009.  Capital expenditures were $8.6 million for the fourth quarter and $38.0 million for the year 2009.  The majority of capital spending supports CBOE’s efforts to continually upgrade and enhance its systems capacity and capabilities, including hardware and capitalized software.

Questions may be directed to Debbie Koopman at 312-786-7136 or koopman@cboe.com or Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Quarter Ended		YTD
(In thousands)	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Operating Revenues:
Transaction fees	$77,267	$85,646	$314,506	$343,779
Access fees	27,491	2,189	45,084	5,695
Exchange services and other fees	5,398	6,358	22,647	24,479
Market data fees	4,893	5,200	20,506	21,082
Regulatory fees	3,261	1,679	15,155	11,000
Other	2,523	1,846	8,184	10,748
Total Operating Revenues	120,833	102,918	426,082	416,783

Operating Expenses:
Employee costs	20,222	25,751	83,481	83,140
Depreciation and amortization	6,859	5,920	27,512	25,633
Data processing	4,497	6,189	20,475	20,556
Outside services	7,724	8,580	30,726	27,370
Royalty fees	9,286	9,362	33,079	35,243
Trading volume incentives	7,148	3,622	28,631	15,437
Travel and promotional expenses	2,454	2,637	10,249	10,483
Facilities costs	1,459	1,355	5,624	4,730
Exercise right appeal settlement	2,086	—	2,086	—
Other	1,417	2,109	5,634	6,881
Total Operating Expenses	63,152	65,525	247,497	229,473

Operating Income	57,681	37,393	178,585	187,310

Other Income/(Expense):
Investment income	524	1,101	1,607	6,998
Net loss from investment in affiliates	(413)	(276)	(1,087)	(882)
Other borrowing costs	(220)	(19)	(875)	(19)
Total Other Income/(Expense)	(109)	806	(355)	6,097

Income Before Income Taxes	57,572	38,199	178,230	193,407
Income tax provision	22,562	15,608	71,673	78,119

Net Income	$35,010	$22,591	$106,557	$115,288

Other Statistics
Trading Days	64	64	252	253
Contracts Traded:
CBOE Options Contracts	277,887,885	293,781,873	1,134,764,209	1,193,355,070
Options Contracts Per Day	4,341,998	4,590,342	4,503,033	4,716,818
CFE Futures Contracts	513,602	219,668	1,155,969	1,161,397
Futures Contracts Per Day	8,025	3,432	4,587	4,591
Total Average Transaction Fee Per Contract	$0.278	$0.292	$0.277	$0.288

Note: Certain 2008 amounts have been reclassified to conform to current year presentation

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)	12/31/2009	9/30/2009	12/31/2008	9/30/2008
ASSETS
Current Assets:
Cash and cash equivalents	$383,730	$348,938	$281,423	$265,869
Cash and cash equivalents - restricted	0	26,946	26,157	20,907
Settlement receivable	2,086	0	0	0
Other current assets	47,152	50,625	53,645	63,868
Total Current Assets	432,968	426,509	361,225	350,644

Investments in affiliates/subsidiary	3,090	3,502	5,699	5,975
Land	4,914	4,914	4,914	4,914
Property and equipment - net	91,251	90,049	84,934	78,210
Other assets — net	39,630	39,404	39,367	36,131

Total Assets	$571,853	$564,378	$496,139	$475,874

LIABILITIES & MEMBERS’ EQUITY

Current Liabilities:
Accounts payable and accrued expenses	$41,958	$37,284	$55,137	$42,011
Deferred revenue	207	37,225	26,379	31,236
Settlements payable	305,688	—	—	—
Other current liabilities	10,125	12,723	9,412	22,183
Total Current Liabilities	357,978	87,232	90,928	95,430

Total Long-Term Liabilities	25,635	23,833	23,551	21,380
Total Members’ Equity	188,240	453,313	381,660	359,064

Total Liabilities and Members’ Equity	$571,853	$564,378	$496,139	$475,874

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended		YTD
(In thousands)	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Cash Flows from Operating Activities:
Net Income	$35,010	$22,591	$106,557	$115,288

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	6,859	5,920	27,512	25,633
Impairment of investment in affiliates and other assets	188	—	188	—
Amortization of banker fees re National Stock Exchange	—	—	23	23
Amortization of prior service costs	15	—	190	—
Equity in loss of OneChicago, LLC	225	276	899	882
Interest expense on post-retirement obligation	22	86	85	86
Loss/(gain) (net) on disposition of property	—	—	—	195
Deferred income taxes	3,721	1,582	2,075	(206)

Change in assets and liabilities:	(29,591)	(3,228)	(24,763)	23,044

Net Cash Flows from Operating Activities	16,449	27,227	112,766	164,945

Cash Flows from Investing Activities:
Capital and other assets expenditures	(8,583)	(9,554)	(37,997)	(43,815)
Restricted funds - temp access fees	26,946	(5,250)	26,157	(21,908)
Sale of NSX certificates of proprietary membership	—	—	1,500	1,500
Proceeeds from disposition of assets	—	—	—	105
Net Cash Flows from Investing Activities	18,363	(14,804)	(10,340)	(64,118)

Cash Flows from Financing Activities:
Payments for debt issuance costs	(20)	(829)	(119)	(829)
Net Cash Flows from Financing Activities	(20)	(829)	(119)	(829)

Net Increase in Cash and Cash Equivalents	34,792	11,594	102,307	99,998

Cash and Cash Equivalents at Beginning of Period	348,938	269,829	281,423	181,425
Cash and Cash Equivalents at End of Period	$383,730	$281,423	$383,730	$281,423

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$21,675	$21,835	$61,495	$83,345
Non-cash activities:
Change in post-retirement benefit obligation	124	(8)	(51)	(8)
Unpaid liability to acquire equipment and software	2,313	6,285	2,313	6,285
Exercise right privilege payable	300,000	—	300,000	—